Exhibit 99.75

Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

Presented in Canadian dollars

NOTICE TO READER

Pursuant to National Instrument 51-102, subsection 4.3(3)(a), we advise that the Company’s auditor has not performed a review of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Consolidated Balance Sheets

(Thousands of Canadian dollars)

	March 31	December 31
As at	2019	2018
ASSETS
Current assets
Cash	$9,656	$16,686
Accounts receivable	224	385
Prepaid expenses	163	206
	10,043	17,277
Restricted cash and reclamation deposits	530	205
Value added taxes recoverable	1,049	849
Equipment (note 6)	297	344
Exploration and evaluation assets (note 5)	166,648	169,282
TOTAL ASSETS	$178,567	$187,957

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 7)	$2,596	$3,659
	2,596	3,659
Newmont loan (note 8)	9,021	6,103
Site closure provisions	734	745
TOTAL LIABILITIES	12,351	10,507

SHAREHOLDERS' EQUITY
Share capital	201,291	201,077
Reserves	27,063	25,960
Accumulated other comprehensive loss	2,286	4,797
Accumulated deficit	(64,424)	(54,384)
TOTAL SHAREHOLDERS' EQUITY	166,216	177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$178,567	$187,957

Nature and continuance of operations (note 1)

Authorized for issuance by the Board of Directors on May 9, 2019.

/s/ David Stephens	/s/ Jason Simpson
David Stephens, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss

(Thousands of Canadian dollars, except per-share amounts)

	Three months ended March 31
	2019	2018
		restated note 4
EXPLORATION AND EVALUATION EXPENSES (note 5)
Assays and analysis	$111	$182
Drilling	683	311
Geological	847	1,114
Engineering	909	57
Environmental	192	31
Community and government	245	312
Land and water use, claims and concessions	3,067	1,817
Project management	44	43
Project review	56	21
Site activities	777	803
Site administration	572	582
	7,503	5,273
GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	217	108
Professional fees	125	136
Regulatory and transfer agent	41	40
Salaries and benefits	550	234
	933	518

OTHER EXPENSES (INCOME)
Depreciation	39	36
Share based payments (note 10)	1,253	796
Interest income	(62)	(86)
Change in fair value of Newmont loan (note 8)	357	—
Foreign exchange loss (gain)	13	(6)
Other	4	65
	1,604	805

LOSS FOR THE PERIOD	$10,040	$6,596

Weighted average number of common shares outstanding (millions)	179.5	169.6

Loss per share - basic and diluted	$0.06	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Comprehensive Loss

(Thousands of Canadian dollars, except per-share amounts)

	Three months ended March 31
	2019	2018
		restated, note 4
LOSS FOR THE PERIOD	$10,040	$6,596

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss
Foreign currency differences arising on translation of foreign operations	2,511	(6,064)
TOTAL COMPREHENSIVE LOSS	$12,551	$532

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Thousands of Canadian dollars)

	Three months ended March 31
Cash flows provided by (used in):	2019	2018
		restated, note 4
OPERATING ACTIVITIES
Net income (loss) for the period	$(10,040)	$(6,596)
Adjustments for items not affecting cash:
Depreciation	39	36
Share based compensation	1,253	796
Loan proceeds received in excess of fair value, credited to exploration expense (note 8)	(950)	—
Change in fair value of Newmont loan	357	62
Changes in non-cash working capital:
Accounts receivable	152	(15)
Prepaid expenses	41	181
Accounts payable and accrued liabilities	(1,047)	547
Cash used in operating activities	(10,195)	(4,991)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net of issuance costs	—	29,035
Advances received on the Newmont loan (note 8)	3,556	3,917
Cash provided by financing activities	3,556	32,952

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	—	(1,819)
Purchase of equipment	—	(20)
Restricted cash and reclamation deposits funded	(328)	—
Value added taxes paid, not immediately recoverable	(206)	(64)
Cash used in investing activities	(534)	(1,903)

Effects of exchange rate changes on cash	143	203

Net increase (decrease) in cash	(7,030)	26,261
Cash, beginning of year	16,686	6,142
Cash, end of period	$9,656	$32,403

Cash consist of:
Bank current accounts and cash on hand	$9,527	$32,380
Short term highly liquid investments	129	23
Cash	$9,656	$32,403

Supplemental cash flow information (note 12)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of Canadian dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Warrants	Options	RSUs, DSUs, and Bonus shares	Total	Accumulated Other Comprehensive Income	Retained earnings	Total
Balances at January 1, 2018, as previously stated	160,441	$174,436	$14,114	$4,944	$118	$19,176	$(8,840)	$(14,984)	$169,788
Effect of change in accounting policy	—	—	—	—	—	—	183	(9,487)	(9,304)
Balances at January 1, 2018, restated	160,441	174,436	$14,114	$4,944	$118	$19,176	$(8,657)	$(24,471)	$160,484
Private placement	17,581	27,803	2,964	—	—	2,964	—	—	30,767
Shares issued for debt settlement	148	207	—	—	—	—	—	—	207
Share issue costs	—	(1,777)	—	—	—	—	—	—	(1,777)
Exercise of warrants	388	64	(18)	—	—	(18)	—	—	46
Share based payments	—	—	—	741	55	796	—	—	796
Loss for the period	—	—	—	—	—	—	—	(6,596)	(6,596)
Other comprehensive income	—	—	—	—	—	—	6,064	—	6,064
Balance at March 31, 2018	178,558	$200,733	$17,060	$5,685	$173	$22,918	$(2,593)	$(31,067)	$189,991

Balance at January 1, 2019	179,315	$201,077	$17,026	$8,020	$914	$25,960	$4,797	$(54,384)	$177,450
Shares issued for Monitor agreement	59	64	—	—	—	—	—	—	64
Redemptions of RSUs	120	150	—	—	(150)	(150)	—	—	—
Share based payments	—	—	—	785	468	1,253	—	—	1,253
Loss for the year	—	—	—	—	—	—	—	(10,040)	(10,040)
Other comprehensive loss	—	—	—	—	—	—	(2,511)	—	(2,511)
Balance at March 31, 2019	179,494	$201,291	$17,026	$8,805	$1,232	$27,063	$2,286	$(64,424)	$166,216

For details of the change in accounting policy during 2018, refer to note 3 of the audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and has been continued as a federal company under the Canada Business Corporations Act since 2016. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds two material gold projects – the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2019, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration activities and our ability to attain profitable operations and generate cash or raise equity capital or borrowings sufficient to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further equity or debt financings.

2.	BASIS OF PREPARATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The Board of Directors approved these condensed interim consolidated financial statements for issue, on May 9, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in Canadian dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018.

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2018.

You should read these condensed interim consolidated financial statements in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	CHANGES IN ACCOUNTING POLICIES DURING THE YEAR ENDED DECEMBER 31, 2018 WHICH EFFECT THE COMPARATIVE FIGURES

During the year ended December 31, 2018, we changed certain of our accounting policies. Consequently, we restated the figures presented for the comparative period (namely, the three months ended March 31, 2018). A discussion of the quantitative changes respecting the three months ended March 31, 2018 are presented in this note below. For a qualitative discussion of these changes in accounting policies we refer you to note 3(a) of our annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

(i)	Exploration and evaluation (“E&E”) expenditures

The Company’s previous accounting policy was to capitalize exploration and evaluation expenditures. In preparation for the possible construction and operation of our mineral projects, we updated our policy with respect to such expenditures. The new policy is to expense such expenditures as incurred.

(ii)	Site-related administrative costs

The Company’s previous accounting policy was to include site-related administrative costs, professional fees, rent, administrative salaries, and travel within “general and administrative expenses”. The new policy is to present these costs within exploration expenditures.

(iii)	Site-related VAT recoverable amounts

The Company’s previous accounting policy was to include site-related value-added taxes (“VAT”) recoverable, such as Mexican IVA, within “exploration and evaluation assets”. The new policy is to present these amounts as receivables, with appropriate current and long term classification. The IVA paid upon the initial acquisition of the Camino Rojo Project continues to be carried as part of acquisition costs.

(iv)	Corporate administrative costs

As a result of the reclassifications in note (ii) above, corporate “rent”, “public and community relations”, and “travel” were not material. Consequently, we grouped them within “office and administrative” expenses.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(v)	Effects of these changes in accounting policies

The effects of the above changes on the results of operations and cash flows are presented here:

Three months ended March 31, 2018
Effect on income statement of changes in accounting policies
Exploration and evaluation expenses (“E&E”):
As originally presented	$5
E&E charged to expenses, note (i)	5,268
As restated	$5,273

Office and administration expenses:
As originally presented	$167
Site-related adminstrative costs reclassified to E&E, note (ii)	(114)
Corporate public and community relations reclassifed to office and administrative (note (iv))	24
Corporate rent reclassifed to office and administrative (note (iv))	9
Corporate travel reclassifed to office and administrative (note (iv))	22
As restated	$108

Professional fees:
As originally presented	$203
Site-related professional fees reclassified to E&E, note (ii)	(67)
As restated	$136

Public and community relations:
As originally presented	$125
Site-related public and community relations costs reclassified to E&E, note (ii)	(101)
Corporate public and community relations reclassifed to office and administrative (note (iv))	(24)
As restated	$—

Rent:
As originally presented	$24
Site-related rent reclassified to E&E, note (ii)	(15)
Corporate rent reclassifed to office and administrative (note (iv))	(9)
As restated	$—

Salaries and benefits:
Originally presented as management and directors’ fees	$219
Originally presented as salaries and benefits	181
As originally presented, combined	400
Site-related salaries and benefits reclassified to E&E, note (ii)	(166)
As restated	$234

Travel:
As originally presented	$61
Site-related travel reclassified to E&E, note (ii)	(39)
Corporate travel reclassifed to office and administrative (note (iv))	(22)
As restated	$—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2018
Effect on cash flow statement of changes in accounting policies

Cash used in operating activities:
As originally presented	$(225)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	502
E&E charged to expenses, note (i)	(5,298)
Depreciation included in E&E	30
As restated	$(4,991)

Cash used in investing activities:
As originally presented	$(6,670)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	(502)
E&E charged to expenses, excluding depreciation of $30, note (i)	5,269
As restated	$(1,903)

There were no changes in cash flows provided by financing activities.

5.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Goldcorp Corporation’s (“Newmont”) Peñasquito Mine and consists of eight concessions covering in aggregate 205,936 hectares. As currently understood, Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with exploration potential.

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (a predecessor company to Newmont) by:

•	issuing 31,860,141 common shares of Orla,

•	granting a 2% net smelter royalty (the “Royalty”) on the sale of all metal production from Camino Rojo, and

•	paying certain obligations, including Mexican value-added taxes, of approximately $4,923,000.

In addition, the Company and Goldcorp (now, Newmont) entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We maintain a right of first refusal on the sale if Newmont elects to sell the Royalty, in whole or in part.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open-pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consist of US$50,000 in share issuances (completed in January 2019), US$20,000 in advance royalty payments (completed in March 2019)), and US$30,000 in work commitments. For 2020, these payments and work commitments consist of US$40,000 in advance royalty payments, and US$75,000 in work commitments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Exploration and evaluation assets

Capitalized initial acquisition costs of our active mineral properties are as follows:

	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Acquisition costs at historical rates
At December 31, 2018	$54,258	$109,474	$407	$—	$164,139
Additions	—	—	—	—	—
At March 31, 2019	$54,258	$109,474	$407	$—	$164,139

Accumulated foreign exchange on translation
At December 31, 2018	$2,145	$2,976	$22	$—	$5,143
Due to changes in exchange rates	(325)	(2,300)	(9)	—	(2,634)
At March 31, 2019	$1,820	$676	$13	$—	$2,509

Acquisition costs
At December 31, 2018	$56,403	$112,450	$429	$—	$169,282
At March 31, 2019	$56,078	$110,150	$420	$—	$166,648

(e)	Exploration and evaluation expense

Three months ended March 31, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$80	$31	$—	$—	$111
Drilling	683	—	—	—	683
Geological	369	369	5	—	743
Engineering	909	—	—	—	909
Environmental	192	—	—	—	192
Community and government	118	127	—	—	245
Land, water use, and claims	2,963	2	102	—	3,067
Project management	44	—	—	—	44
Project review	—	—	—	106	106
Site activities	309	468	—	—	777
Site administration	217	409	—	—	626
	$5,884	$1,406	$107	$106	$7,503

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2018 (restated)	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$91	$91	$—	$—	$182
Drilling	—	311	—	—	311
Geological and geophysical	210	880	24	—	1,114
Engineering	57	—	—	—	57
Environmental	31	—	—	—	31
Community and government	36	276	—	—	312
Land, water use, and claims	1,817	—	—	—	1,817
Project management	43	—	—	—	43
Project review	—	—	—	21	21
Site activities	331	472	—	—	803
Site administration	59	523	—	—	582
	$2,675	$2,553	$24	$21	$5,273

6.	EQUIPMENT

	Equipment	Office equipment	Computer equipment	Vehicles	Total
Cost
At December 31, 2018	$427	$44	$185	$29	$685
Additions (disposals)	5	2	(11)	—	(4)
Effect of movements in exchange rates	(6)	(1)	(2)	(1)	(10)
At March 31, 2019	$426	$45	$172	$28	$671

Accumulated depreciation
At December 31, 2018	$207	$17	$101	$16	$341
Charged in the year	23	1	12	3	39
Effect of movements in exchange rates	(4)	—	(2)	—	(6)
At March 31, 2019	$226	$18	$111	$19	$374

Net book value
At December 31, 2018	$220	$27	$84	$13	$344
At March 31, 2019	$200	$27	$61	$9	$297

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2019	December 31, 2018
Trade payables	$755	$1,341
Payroll related liabilities	285	402
Accrued liabilities	1,556	1,916
	$2,596	$3,659

8.	NEWMONT LOAN

	Three months ended March 31, 2019
	Mexican pesos (thousands)	Mexican pesos (thousands)	Canadian dollars (thousands)
	Undiscounted	Discounted
At December 31, 2018	121,865	87,917	$6,103
Advances received	51,357	37,634	3,569
Advances received in excess of fair value, credited to exploration expense	—	—	(963)
Change in fair value during the period	—	5,152	357
Foreign exchange	—	—	(45)
At March 31, 2019	173,222	130,703	$9,021

9.	SHARE CAPITAL

Issued share capital

On January 15, 2019, the Company issued 120,000 common shares of the Company in settlement of restricted share units which had vested.

On January 28, 2019, the Company issued 58,895 common shares pursuant to the Monitor agreements (note 5(c)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

Share based payments expense	Three months ended March 31
	2019	2018
Stock options (note 10(a))	$785	$741
Restricted share units (note 10(b))	50	—
Deferred share units (note 10(c))	254	—
Bonus shares (note 10(d))	164	55
Share based payments expense	$1,253	$796

(a)	Stock options

Stock options outstanding	Number	Weighted average exercise price
As at January 1, 2018	6,276,748	$1.13
Granted	3,841,505	1.26
Exercised	(657,000)	0.21
Expired or cancelled	(337,248)	1.77
As at December 31, 2018	9,124,005	1.23
Granted	1,978,660	1.06
As at March 31, 2019	11,102,665	$1.20

Vested, December 31, 2018	5,426,005	$1.17
Vested, March 31, 2019	6,085,558	$1.16

The options granted during the three months ended March 31, 2019 had an aggregate grant date fair value of $932,000 which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 50%, expected life 5 years, Canadian dollar risk free interest rate 1.5%, dividends nil.

The options granted during the year ended December 31, 2018 had an aggregate grant date fair value of $2,202,000 which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 50%, expected life 5 years, Canadian dollar risk free interest rate 2.1%, dividends nil.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Restricted Share Units (“RSUs”)

RSUs outstanding:		Number vesting or settling in the year
	Number	2019	2020	2021	2022
Outstanding, January 1, 2019	368,000	202,666	82,667	82,667	—
Settled	(120,000)	(120,000)	—	—	—
Awarded	849,639	—	283,214	283,214	283,211
Outstanding, March 31, 2019	1,097,639	82,666	365,881	365,881	283,211

On January 15, 2019, we issued 120,000 common shares in settlement of 120,000 RSU’s which had vested.

(c)	Deferred Share Units (“DSUs”)

DSUs outstanding:
Number
Outstanding, January 1, 2018	—
Awarded	180,000
Outstanding, December 31, 2018	180,000
Awarded	240,566
Outstanding, March 31, 2019	420,566

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of Board approval. Accordingly, the amount of $655,000 is being recognized on a straight-line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to the incoming Chief Executive Officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. We estimated that these market condition tranches will vest in various periods from December 2019 to March 2022, and consequently, the award date fair value ($537,000, or $0.537 per bonus share) is being recognized over these periods.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

11.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel (“KMP”)	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

Quantum Advisory Partners LLP (“Quantum”)

Registered limited liability partnership, of which Paul Robertson, the former Chief Financial Officer of the Company, is an incorporated partner.

The Company did not employ Mr. Robertson directly, and he provided services as Chief Financial Officer pursuant to a professional services agreement with Quantum.

Besides providing the services of Mr. Robertson, Quantum provided bookkeeping and accounting services to the Company at agreed monthly quantities and rates, with additional charges for excess usage. Pricing is at normal commercial terms, with prices negotiated annually.

Quantum ceased to be a related party on April 30, 2018.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2019	2018
Short term incentive plans
Salaries, management services, and consulting fees	$231	$176
Directors’ fees	41	43
	272	219
Share based payments	1,009	615
Total	$1,281	$834

The Company is committed to making severance payments amounting to approximately $3,300,000 (December 31, 2018 – $3,225,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, we have not reflected such amounts in these financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Transactions

The following related party transactions are included in compensation to key management personnel, above.

	Three months ended March 31
	2019	2018
Quantum Advisory Partners LLP – management services	$—	$52

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2019 and 2018.

(c)	Outstanding balances at the Reporting Date

At March 31, 2019, estimated accrued short term incentive compensation totaled $500,000 and was included in accrued liabilities (December 31, 2017 – $324,000). Such amounts are not legally enforceable liabilities until actually resolved by the Board to be paid.

Subsequent to the reporting period, $292,000 in respect of these amounts was paid to KMPs.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended March 31
	2019	2018
Shares issued for debt settlement	$—	$207
Reclassification from reserves to share capital upon exercise of options	—	18

13.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments as yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At March 31, 2019
Restricted cash	$—	$530	$—	$—	$530
Equipment	188	92	—	17	297
Exploration and evaluation assets	56,078	110,150	420	—	166,648

At December 31, 2018
Restricted cash	$—	$205	$—	$—	$205
Equipment	193	117	—	34	344
Exploration and evaluation assets	56,403	112,450	429	—	169,282

	Mexico	Panama	USA	Canada	Total
Three months ended March 31, 2019
Exploration expense	$5,884	$1,406	$107	$106	$7,503

Three months ended March 31, 2018
Exploration expense	$2,675	$2,553	$24	$21	$5,273

14.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

During the three months ended March 31, 2019, we included long term loans in our policy for capital management, as they did not exist in prior years. Other than that inclusion, there were no changes to our policy for capital management during the year.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, acquire or dispose of assets, or adjust the amount of cash and short-term investments. In order to maximize ongoing development efforts, we do not currently pay dividends. The Company and its subsidiaries are not subject to any externally imposed capital requirements.

Loan advances from Newmont are used within a few weeks of receipt to pay land holding costs pursuant to the loan agreement governing these advances.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our ability to carry out our long range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

15.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At March 31, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$9,656	$9,656	$—	$—	$9,656
Restricted cash	FVTPL	329	329	—	—	329
Accounts receivable	Amortized cost	153	—	153	—	153
Reclamation deposits	Amortized cost	200	—	200	—	200
		$10,338	9,985	$353	$—	$10,338

Financial liabilities
Trade payables	Amortized cost	$734	$—	$734	$—	$734
Newmont loan	FVTPL	9,021	—	9,021	—	9,021
		$9,755	$—	$9,755	$—	$9,755

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2018, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$16,686	$16,686	$—	$—	$16,686
Accounts receivable	Amortized cost	385	—	385	—	385
Reclamation deposits	Amortized cost	205	—	205	—	205
		$17,276	16,686	$590	$—	$17,276

Financial liabilities
Trade payables	Amortized cost	$1,341	$—	$1,341	$—	$1,341
Newmont loan	FVTPL	6,103	—	6,103	—	6,103
		$7,444	$—	$7,444	$—	$7,444

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As at March 31, 2019, we had no financial assets or financial liabilities which we measured at fair value on a non-recurring basis.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and reclamation deposits.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is negligible.

The Company’s maximum exposure to credit risk is the carrying value of cash and reclamation deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At March 31, 2019, our financial liabilities had expected maturity dates as follows:

	Fair value	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years
Financial liabilities
Trade payables	$734	$734	$—	$—	$—
Newmont loan	9,021	—	—	9,021	—
	$9,755	$734	$—	$9,021	$—

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk.

Our financial instruments are held in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican pesos (“MXN”). As such, our US- and Mexican-currency accounts and balances are subject to fluctuation against the Canadian dollar. Our financial instruments were denominated in the following currencies as at March 31, 2019:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$8,148	$1,012	$2,255
Restricted cash	—	246	—
Accounts receivable	—	100	274
Reclamation deposits	—	150	—
Trade payables	(596)	(30)	(1,434)
Newmont loan	—	—	(130,703)
Total foreign currency	7,552	1,478	(129,608)
Exchange rate	1.0000	1.3363	0.0690
Equivalent Canadian dollars	$7,552	$1,975	$(8,946)

Based on the above net exposures as at March 31, 2019, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $54,000 and
•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $1,434,000.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held. A one percent change increase in interest rates would result in a decrease of approximately $32,000 to the Company’s loss for the three months ended March 31, 2019.

The fair value of the Newmont loan is subject to interest rate risk as it is marked to market at each reporting date. The fair value would have decreased by $155,000 had interest rates been 1% higher.

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